FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

April 3, 2007

Item 3.	News Release

On April 3, 2008, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

April 3, 2008 – TAG Oil announced that an independent reserve evaluation prepared for Austral Pacific Energy Ltd. (“Austral”), the operator of the Cheal oil field in New Zealand (TAG 30.5%), reports a significant increase in Net Present Value discounted at 10% (“NPV10 ”) as of December 31, 2007.

Item 5.	Full Description of Material Change

April 3, 2008 - TAG Oil Ltd. announced today that an independent reserve evaluation prepared for Austral Pacific Energy Ltd. (“Austral”), the operator of the Cheal oil field in New Zealand (TAG 30.5%), reports a significant increase in Net Present Value discounted at 10% (“NPV10 ”) as of December 31, 2007. Based on the parameters used in the report (reviewable at www.sedar.com, under Austral’s profile), TAG’s share of proved and probable (“2P”) NPV10 has increased from US$17.68 million reported in the Company’s independent evaluation dated March 31, 2007 to US$31.71 million. TAG is presently updating the Company’s independent year-end reserve evaluation as of March 31, 2008.

Forward Looking Statements:

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with international operations in the Taranaki Basin of New Zealand.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, CEO
(604) 609-3350

Item 9.	Date of Report

April 3, 2008